November 18, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-4720
Attention: Mr. Tom Jones

Re:	L&L Acquisition Corp.
Form S-1 Registration Statement
File No. 333-168949
Dear Mr. Jones:
On November 16, 2010, we requested acceleration of the effective date and time of the Registration Statement on Form S-1, as amended (File No. 333-168949) to 4:00 p.m. on November 18, 2010, or as soon thereafter as practicable. We hereby withdraw our request until further notice.
If you have any questions regarding this request, please contact Michael Maline of Goodwin Procter LLP at (212) 813-8966.
Sincerely,
L&L ACQUISITION CORP.
/s/ John L. Shermyen
John L. Shermyen
Chief Executive Officer

cc:	Patrick Landers, L&L Acquisition Corp.
Michael D. Maline, Esq., Goodwin Procter LLP
Laura Hodges Taylor, Esq., Goodwin Procter LLP
Joel L. Rubinstein, Esq., McDermott Will & Emery LLP
L & L Acquisition Corp.
C/o LLM Capital Partners LLC
265 Franklin Street, 20th Floor     Boston, MA 02110
Tel: 617-330-7755          Fax: 617-330-7759